# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liberty Media Corporation, CIK 0001560385
CUSIP: 531229748
Title of class of securities: Series A Liberty Live Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12300 Liberty Blvd., Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001011438-24-000182
Filed by CIK 0001535472

## Reporting persons
- Corvex Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,021,144; shared voting power 0; sole dispositive power 1,021,144; shared dispositive power 0; aggregate amount beneficially owned 1,021,144 (4% of the class)
- Keith A. Meister: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,021,144; shared voting power 0; sole dispositive power 1,021,144; shared dispositive power 0; aggregate amount beneficially owned 1,021,144 (4% of the class)

## Item 1. Issuer
Name of issuer: Liberty Media Corporation
Address of issuer's principal executive offices: 12300 Liberty Blvd., Englewood, Colorado, 80112

## Item 2. Person Filing
Name of person filing: (i) Corvex Management LP ("Corvex") and (ii) Keith Meister, in his capacity as the control person of the general partner of Corvex ("Mr. Meister", and together with Corvex, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 667 Madison Avenue, New York, NY 10065.
Citizenship: (i) Corvex is a Delaware limited partnership and (ii) Mr. Meister is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2025, each of the Reporting Persons may have been deemed to have been the beneficial owner of 1,021,144 shares of Series A Liberty Live Common Stock, $0.01 par value per share, of Liberty Media Corporation ("Shares").
Percent of class: Based on the 25,570,416 Shares outstanding as of March 24, 2025, as reported in the Issuer's Proxy Statement filed with the Securities and Exchange Commission on March 28, 2025, the 1,021,144 Shares reported above represent approximately 4.0% of the total number of Shares outstanding.
Sole power to vote or to direct the vote: As of March 31, 2025, each of the Reporting Persons may have been deemed to have had sole power to vote or to direct the vote of 1,021,144 Shares.
Shared power to vote or to direct the vote: As of March 31, 2025, each of the Reporting Persons may have been deemed to have had shared power to vote or to direct the vote of 0 Shares.
Sole power to dispose or to direct the disposition: As of March 31, 2025, each of the Reporting Persons may have been deemed to have had sole power to dispose or to direct the disposition of 1,021,144 Shares.
Shared power to dispose or to direct the disposition: As of March 31, 2025, each of the Reporting Persons may have been deemed to have had shared power to dispose or to direct the disposition of 0 Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The limited partners of (or investors in) the private investment funds for which Corvex or its affiliates acts as general partner and/or as investment adviser have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Corvex Management LP: /s/ Keith Meister, Keith Meister/Managing Member (05/15/2025)
- Keith A. Meister: /s/ Keith Meister, Keith A. Meister/Self (05/15/2025)